Via Facsimile and U.S. Mail
Mail Stop 6010


October 31, 2005


Mr. Gordon Sangster
Chief Financial Officer and
Principal Financial and Accounting Officer
AP Pharma, Inc.
123 Saginaw Drive
Redwood City, California  94063

Re:	AP Pharma, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-16109

Dear Mr. Sangster:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K - December 31, 2004

Financial Statements

Note 10 - Discontinued Operations

Analytical Standards Division

1. Please explain to us your basis for including the net present value of the guaranteed minimum royalties in calculating the gain on the disposal of these operations. Include any references to the specific paragraphs within the applicable authoritative literature upon which you relied in this determination. Also tell us the amount of these future minimum royalties, the amount you are included in your gain calculation, and how the anticipated receipt of the royalties is reflected in your financial statements, particularly the statement of financial position.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Mr. Gordon Sangster
AP Pharma, Inc.
October 31, 2005
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